Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following script was prepared by The Gillette Company:

Gillette Retail Innovation Lab Tour

Welcome — Chris Jakubik

Welcome to the Gillette Retail Innovation Lab.

This Retail Innovation Lab is one of only a handful of such facilities in the industry … and in the world.

It belongs to our North American Commercial Operations group … which is headed by Joe Dooley.

As head of North America, Joe is responsible for almost 40% of our global sales.

Today’s agenda has four parts

First, Joe Dooley will provide an overview of his objectives and describe to you the role of the Lab.

We’ll then go on a tour of the Lab … where several key players in Joe’s group will give you a feel for some of our initiatives and how we use the Lab to build our brands, improve consumers shopping experience and address important customer issues.

Following the tour, we’ll spend about 15 minutes for Q&A back in this room ... before traveling over to the Prudential Tower for a session with Jim Kilts.

Before I turn it over to Joe, I want to provide some context as to why we’re here and what Joe’s group is doing for Gillette.

Last month at the CAGNY conference, Jim Kilts laid out Gillette’s four key growth drivers …

Our high-growth, advantaged categories.

Our technology leadership in our categories.

The fact that we drive trade-up around the world to higher-performing, higher-margin products.

And our culture … defined by a constant turnaround mentality … and a drive for innovation.

No doubt, you’ll see elements of all four today …

Especially how our Commercial Operations group helps drive consumer trade-up to higher-performing, higher-margin products.

However, their efforts and this Lab are all about our constant turnaround mentality.

And our turnaround mentality isn’t just about the lowest possible costs and best-in-class capabilities.

It’s also about our drive for total innovation … and that’s what we’ll show you today.

Jim also talked about how he thinks about Total Innovation ... the triangle.

At the bottom ... is continuous improvement.

Things like changes to our packaging graphics ... or an improved product formulation.

The small improvements that are necessary … but competitors are doing at the same time.

At the top of the triangle ... is big bang innovation.

Big new breakthrough products like Mach3... and big changes in process like our Strategic Sourcing Initiative.

Big bang innovation is essential for success … and we’re very good at it.

But it's no longer enough.

This Lab … and the composite of the efforts it represents … is all about the middle of the triangle...

... the area that we call incremental innovation.

Our efforts here are one of the ways we’re changing our business and can help us accelerate our future rate of growth.

With that, I’ll hand things over to Joe Dooley.

Introduction & Overview — Joe Dooley

Thanks, Chris.

Good morning/afternoon.

I’m very pleased to welcome you to the Gillette Retail Innovation Lab.

I’d like to begin by picking up on the Innovation theme that Chris mentioned earlier.

What you will see and hear us talk about today is Retail Innovation …

… and how we’ll use innovation to accelerate growth and enhance our trade partnerships.

Today’s conversation is not geared towards product innovation.

Rather, it’s how we execute product innovation in the marketplace.

The current competitive retail landscape is driven in part by trade concentration and the blurring of trade channels.

Retailers are challenged to find ways to generate store traffic, increase comp store sales, improve margins …

… and importantly, they are challenged to find ways to strengthen and build their ‘brand equity’ with consumers.

One key to addressing these challenges is differentiation.

Retailers… across channels… are asking key suppliers for three things.

First, they’re asking … Make me Smarter

-	How do shoppers shop my category?
-	How do I convert aisle skippers?
-	How do I influence shoppers?

Second … retailers want suppliers to … Make me Better

-	What drives customer sales?
-	How do I grow my sales and improve profitability?
-	How do I build loyalty for my store and my categories?

And third, retailers are asking … Make me Different

-	How do I make it easier for shoppers to find and purchase products?
-	How do I differentiate that experience?
-	How do I enhance my brand’s image and equity?

At Gillette, we use ‘PowerSolutions’ to help answer and address those three retailer requests.

Gillette PowerSolutions is our signature approach to innovative category leadership …

… leadership that will drive strong growth for our customers and our Company.

Gillette PowerSolutions is a process that combines in-depth category analysis with valuable shopper insights, including:

  Insights on how shoppers view our categories …
  The power brands within each category and the role they play…
  Insights that uncover where shoppers prefer to purchase our categories, by channel …and why…

  And … What are the key motivators at the ‘moment of truth’ – the shelf.

Our PowerSolutions tools and processes then translate those insights into innovative retail solutions…

… that are tailored by channel and by customer.

PowerSolutions provides our retail partners with innovative strategies, plans and … as the name says … solutions…

… solutions that will help shape and define a better retail experience.

It’s in this Retail Innovation Lab that we test and begin to operationalize those ideas and solutions.

So, let me describe the Lab and provide an overview of what you will see.

Again, the Retail Lab is where we:

  Create innovative solutions
  Showcase our capabilities

  And Present Best Practices…

… in a facility that closely replicates the retail environment.

And while we compete in five broad categories … we use the Lab to experiment with and leverage the full portfolio of our power brands and products.

The Lab is also a learning center to drive innovation internally.

It helps us look at product and branding the way a shopper would.

And importantly, it’s a strategic selling platform to Engage, Excite and Excecute innovative category solutions with key customers.

The Role of the Retail Innovation Lab is to:

  Engage the retailer …
  Collaborate beyond the buyer…
  Position Gillette’s total capabilities to help retailers win …

  Develop new and innovative strategies for growth that will capture and convert shoppers …
  And establish a means to co-create the future.

Today, you will have a chance to see how retailers are currently using RFID or EPC …

… and we will also offer a look into what future applications and benefits could be for retailers.

With that, let’s head out to the lab.

Supplemental Information Provided

•     More traffic and fewer out-of-stocks drives profitability and builds brand equity for both the retailer and Gillette.
•     P&G is an expert in the ability to utilize consumer knowledge and create points of difference in their advertising and positioning for products with little inherent differentiation.
•     Gillette has expertise in shopping insights … how people shop the store … and in-store execution, particularly with new product launches and out-of-aisle placements.
•     The retail environment doesn’t seem any more benign than before … particularly when I see all the price increases in other categories funding higher promotional spending, and private label pricing staying the same.

• Four things have been driving the Gillette business:
1) Our holistic look at category analysis and shopper insights.
2) Our new product activity has accelerated … and is more robust than other companies.
3) Our ability to execute at retail has improved significantly.
4) Our investment in advertising has grown substantially.
• Our PowerSolutions are not tied to the Lab … we will use them with all customers; applying the concepts and launching programs in ways suitable for the specific customer.
• There are no current plans to move or change what we’re doing here.
• I’m not aware we [Gillette] have any more merchandisers than other companies. We put people to work where it will make a difference … and the fact is that the changes we’ve made over the past 3 years has moved our supply chain from a disabler to an enabler.

Shopper Insights — James White

First, we need to recognize and understand the differences between consumers and shoppers. Shopper research is all about understanding the consumer in the context of the retail environment.

To develop a comprehensive understanding of the shopper, we have created a shopper model that categorizes the six primary domains that help define how to influence shopper behavior.

To date, retailers have enhanced their own knowledge about shoppers through loyalty card programs and advanced category management analytics, helping them to better understand the “What?”, “When?” and “Where?”. Yet, these traditional Category Management efforts answer only a portion of the critical questions, leaving many gaps in understanding shoppers completely.

Our innovative approach is focused on helping to uncover the key attitudes, behaviors and motivations that drive peoples’ purchase decisions.

This approach will help in translating these shopper insights into tangible merchandising solutions that positively influence shopper behavior and generate real category growth.

We are also working toward understanding the different shopping trips that shoppers take, and to determine how their behaviors change within each trip. This work will help uncover how behaviors differ from a planned “stock-up” trip to a quick, “immediate-need” convenience trip and the relative impact on their purchase decisions within our categories.

We also believe there is an untapped opportunity to leverage the retail environment as a marketing medium to enhance the positioning of our categories and to create innovative marketing strategies that help retailers differentiate themselves and our brands in the marketplace.

In the end, our in-depth understanding of shoppers and consumers will drive our ability to influence both shoppers and retailers and to drive total innovation within Gillette.

Power Solutions — James White

Our success to accelerate category growth and profitability is directly linked to our ability to understand and influence shoppers at the point of sale. Gillette has developed a signature approach to category leadership called PowerSolutions.

PowerSolutions is our strategic platform which captures all aspects of Gillette’s category knowledge and expertise, leveraging our understanding of shoppers, to best orchestrate the retail environment to advantage the category. It is our set of capabilities and solutions that will help retailers address the critical questions they face, such as:

•     How do I drive customer visits?
•     How do I convert aisle skippers?
•    How do I trade-up shoppers and build market baskets?
•    How do I simplify the shopping experience?
•    How do I differentiate myself from other retailers?
•    How do I build loyalty for my stores and my categories?

From the shopper’s perspective, influence is about taking their purchase occasion from a functional purchase of buying a product to an emotional purchase where we solve a problem or fill an important need. Creating this influence requires a complete understanding of how to leverage all elements of the retail environment beyond traditional category management elements, including category layout & design, visual merchandising, on-shelf communication and category marketing. The more we can move a purchase occasion up the emotional curve, the greater influence we will have on shaping their purchase decision. (speak to the block model)

From the retailer’s perspective, it’s all about differentiation. How can we help retailers position and leverage our categories in a way that stands out in the marketplace and helps to reinforce the retailer’s brand image.

Our approach works to create unique categories and environments that are relevant to our retailer’s target consumers and shoppers. To demonstrate this point, let’s consider the differences between Shopper A and Shopper B. Shopper A is a younger, affluent mom/professional who is always on the run and time starved. While Shopper B is an older, budget conscious and concerned about aging and their health needs. Understanding these differences will affect overall merchandising strategies for a given retailer, as you are solving for different problems and needs. These insights will directly influence your assortment and pricing or promotional strategies, along with the communication and environment you create for the category.

By partnering with retailers, we will leverage the retailer’s understanding of their target shopper, along with our understanding of how they interact with our categories to drive total category sales and profitability. It is a win-win-win strategy, where the retailer, the shopper and Gillette all win.

Supplemental Information Provided

•     We want to leverage “one Gillette”, the power of our portfolio and what we’re doing in each area we discuss today. However, our efforts are much more than trying to drive cross-category promotions.
•     Generally speaking, retailers are willing to partner and concede some marketing power to manufacturers … but they are only willing to do it with select manufacturers that are bringing something highly differentiated to the table.
•     We reach out for best practices across a whole range of sources … from other categories, to various channels of trade, to specialist research sources.

Retail Availability — James White

Product availability is the fundamental element of retail merchandising – “Can shoppers find the products they want, when they want them?” It is also one of the biggest opportunities for retailers to improve their financial productivity and shopper satisfaction.

Knowing this, we have built industry-leading capabilities and insights to effectively understand and address the root causes of retail availability. Our capabilities and approach in this area are recognized by the trade as being best-in-class, clearly establishing Gillette as an innovative thought leader in the industry. In addition, we have built very strong relationships with many key operating functions within the retailer including Retail Operations, Store Planning and Loss Prevention, helping to create a true collaborative customer partnership.

Our efforts within Retail Availability fall into three distinct areas.

First is process mapping and root cause analysis. We have been working closely with our top retailers to identify and isolate process improvement opportunities by applying our Award-Winning Road Map methodology. Our broad approach looks at the entire supply chain process, from the DC to the register, and has helped to identify innovative solutions that generate meaningful results in improving retail availability.

A major Drug Chain now conducts daily counting of high risk items to understand when and where shrink is occurring from the dock to the shelf.

A major Food Chain added a lock-up cage in the back room and assigned one person to own backroom inventory for these high risk items.

Second is understanding and addressing shrink and high-risk items. We realize this is an important area for retailers and a serious pain point operationally. It is also a very costly drain on the retailer's P&L. Our approach to solve this complex problem has been unique. We have done extensive research to understand thieves and the illicit market and the effects of restrictive merchandising on the shopper. We have actually leveraged thieves to help us define processes and tactics to effectively reduce shrink at all levels through the supply chain. We have extensive video footage of thieves and shoppers, which we demonstrate during customer visits, to reinforce our understanding of the issue.

More importantly, we have developed a dedicated global team and skill set to address these important issues. This unique approach has enabled us to come up with a wide range of proven best-practice solutions such as our 10 Steps to Better Availability, innovative fixturing, and the store champion. All backed by case studies proving their effectiveness.

The third area is about leading the future. Our efforts, as sponsors of the EPC, make it very clear that Gillette is a pioneer in exploring new and innovative solutions to solve the problems that both retailers and manufacturers face. Our Lab has brought to life how the EPC will affect retailing in the future. Dick Cantwell, will be providing you with an overview and demonstration of our efforts in this area in a few moments.

Supplemental Information Provided
•     I can tell you that, the retailers who have implemented our program have seen a significant reduction in out-of-stocks … which means fewer lost sale opportunities … but we consider our statistical analysis around the program to be confidential.

ePC Demonstration — Dick Cantwell

Thank you, I’m Dick Cantwell and I have distinct privilege of working on this exciting emerging technology and presenting it’s capabilities and how Gillette is leveraging this technology today and into the future.

EPC is great example of how we at Gillette are utilizing Total Innovation to drive consumer value and showcase our customer leadership.

By utilizing this facility we can work to expand Gillette’s industry leading position on EPC in many different ways:

The EPC Opportunity

Simply stated the overall EPC Opportunity is to recover the billions of dollars lost due to inaccurate data, process errors, and shrinkage. We hope to realign the current disjointed Value Chain silos to one, seamless, transparent Value Chain path enabled by the EPCglobal Network of data exchange between retailers and manufacturers, that would provide a clear and detailed view of …… How much product we have in the value chain, Where it is where it needs to be and When it goes missing in real time.

Gillette has been working for years on bringing this promising technology to reality by not only pilot testing within our own facilities, but also by working alongside retailers like Wal*Mart, Target, and Albertsons, to establish both the business case for EPC as well as real-life deployment strategies.

Let’s go to the Backroom to show you what’s happening out there right now.

Backroom Receiving and Storage

This is the backroom receiving door. Notice this door is equipped with 4 antennae surrounding the door and are connected to that reader which tracks incoming shipments. The backroom storage shelf also has an RFID reader and antenna, which tracks backroom inventory.

The following video monitor is constantly being updated every 5 to10 seconds to show current store inventory. We will now simulate the receipt of a case of Duracell AA 8-

packs which contains 48 salable packages , Rick will now get the case from the receiving dock and bring it into the backroom. When this case passes through the receiving door and is placed on the backroom storage shelf, inventory is automatically adjusted upwards to include the 48 packages. This is a key benefit of RFID technology as current day retailer processes assume receipt for all product received at the back door and as a result receiving inaccuracies are not captured and the store’s inventory is often incorrect leading to insufficient inventory to meet consumer demand commonly known as an Out of Stock.

An additionally capability of the technology at this stage of the Value Chain being considered at retailers is to provide an immediate alert for any item being received that is either currently out of stock or dangerously low in shelf inventory so that the item can be fast tracked to the shelf.

Yet another key benefit of EPC to the store replenishment process is being able to locate the item in the backroom.Having readers on the backroom shelf store associates will now know two critical pieces of information one that there is inventory in the backroom but more importantly where it is.

The ultimate promise of EPC will be enabling a greatly enhanced Value Chain, leading to "Perfect Retail" at the shelf and, thus, much improved Shopper Satisfaction which will strengthen Brand Loyalty for ourselves and Store Loyalty for retailers.

As an example, we recently worked with a very large grocery chain and they told us that each day at 10:30 in the morning, they have an employee walk the store to look for stock-outs and that on a typical day they'll find 175 items out of stock.

Now, as you can imagine, these items are those high-velocity, highly popular items that shoppers are expecting to find when visiting their stores. Today, those sales are lost and those customers are disappointed…… However picture a store in which you can use EPC to anticipate the stock out before it occurred, be directed specifically to where the back stock is located, and to replenish those goods before the stock out occurred. Those sales will be realized and those shoppers will be satisfied. That is the promise of EPC.

Replenishment Alerts / Avoiding Out of Stocks

That promise can be demonstrated today through the two Smartshelves (Blade&Razor and Duracell Battery display) that we have enabled with item level tagged product. All items on this shelf have RFID tags. These tags are short-range high-frequency (13.56 MHZ tags), which are read by a special antenna installed under the smart shelf. This antenna reads all items on the smart shelf every 5-10 seconds and updates shelf stock on the monitor behind me . As you’ll see when I remove a Mach 3 8 pack from the smart shelf notice how the shelf stock inventory changes automatically and shows a yellow alert to alert to the backroom inventory specialist or a store associate via the following PDA that the shelf requires replenishment. If I take yet another Mach 3 8 pack the alert turns to red alerting those same individuals that the item is dangerously close to being out of stock.

Theft Alert

While the smart shelf provides critical replenishment alerts it can also provide vital assistance to the a store’s loss prevention team or associate by providing an alert of a potential theft in progress.

A common practice of thieves is to sweep or remove 3 or more of a single SKU from the Smart Shelf. The system can be programmed to send a theft alert to the iPAQ with a short video showing the items and the person removing these items from the shelf. This video can be of great assistance in curbing theft which is a common root cause for out of stocks as the inventory removed never gets registered as a sale and as a result the auto replenishment system does not replenish the inventory for these lost items.

The Smart Shelf benefits shown here highlight future applications of the technology when item level tagging becomes a reality…….….What I would like to show you now are the current capabilities of the technology at the case tagging level which we are currently doing with Wal*Mart, Target and Albertsons.

Let’s move to the backroom of the store and watch what happens when the store receives a shipment of product.

Sales Floor Smart Shelf Replenishment

The system continually monitors inventory. When inventory on the sales floor smart shelf falls below a designated inventory level ( as demonstrated earlier) , a replenishment alert represented by the yellow symbol or out-of-stock alert represented by the red symbol is displayed on the monitor to alert associates of two key facts one that shelf inventory is dangerously low to being out of stock and two that there is inventory in the backroom to replenish the shelf . As simple as these facts are associates in stores today do not have access to such critical information and as result out of stocks occur.

In this case we will react to the replenish alert on the Battery Smart Shelf as the shelf needs more Duracell AA 8-packs.

Notice the monitor as we take an inner pack of Duracell AA 8 packs from the backroom storage shelf and bring them to the front

The monitor has now changed the inventory quantity in the backroom by decrementing it by 12 units and recognizing that this quantity is “in-transit” to the shelf. When the Smart Shelf inventory is replenished the low-stock alert disappears and inventory is updated.

Keep in mind, this is about what’s possible … but is not likely to be reality for 4, 6 or 8 years into the future.

Conclusion

This concludes the EPC demonstration for this afternoon.

It’s a big opportunity for the industry.

It will lead to the recovery of billions of dollars lost due to inaccurate data, process errors, and shrinkage.

It will help to realign current, disjointed Value Chain silos to one, seamless, transparent Value Chain path between retailers and manufacturers, by providing a clear and detailed view of …… How much product we have in the value chain, Where it is where it needs to be and When it goes missing … all in real time

Supplemental Information Provided

•     Both manufacturers and retailers bear the cost of the readers and the equipment.
•     Deployment of ePC is still in its infancy and it would be difficult to give any metrics that would be meaningful for the industry at large. I will tell you that the metrics we are seeing in the pilots we have going are highly encouraging and hitting all the targets we’ve set.
•     We are not aware that this technology has the ability to deliver against the hypotheses of the various consumer groups that have voiced an opposition to the deployment of the electronic product code.

Duracell — Dwight Brown

Welcome to the Battery Section of the Gillette Innovation Lab.

We will begin our conversation about retail innovation with a focus on the shopper.
Batteries have one of the highest household penetration rates of any category sold at retail. Essentially, everyone who walks into a store is a potential battery purchaser.

Our PowerSolutions 3D program combines the science of category management with the art of store design.

Over here, we have our innovation wall which highlights some of the key shopper insights by channel and connects them to new merchandising concepts we are dreaming up today.

This area can be tailored to individual customer needs. The boards move and are interchangeable. New panel graphics can be printed here in the Lab. It will be the springboard to take customers deeper into the lab space.

Differentiation, Destination and Discovery are the overarching dimensions of successful battery merchandising.

We don't talk about secondary displays anymore. For batteries there are 3 home locations (Front of store, Photo, and Pharmacy for Hearing Aid batteries)

The Lab is set up to address destination and discovery merchandising opportunities for the variety of trade classes Duracell services. Along the perimeter, we have an electronics department, a toy department a photo area and pharmacy. This enables us to talk about proximity merchandising or address individual classes of trade. In the center we feature a variety of inline sets and promotional displays. We don't have time to show you all the various displays in our lab, but they reinforce our focus on helping retailers differentiate through custom solutions that are just right for their shoppers.

In this electronics area, we will address device trends and implications to battery category. In 2005, our focus is on the booming digital camera market and how retailers can capitalize on it. This area also allows us to showcase our emerging Prismatics batteries that fit in these miniature devices.

Today, 50% of all toys require batteries. Most are "batteries not included"! Duracell is striving to capture more of this market, with better discovery displays, like a PowerStation in the toy aisle, and this "battery can" a great alternative-to-clip-strips.

Additionally, we are fostering promotional alliances with leading OEMs like LeapFrog to secure joint merchandising.

The photo counter is a primary destination for camera batteries and a big opportunity.

We conclude our tour of the battery section, right here, next to a Duracell PowerStation. We look forward to installing this next generation -with an RFID shelf reader--sometime in the near future.

Supplemental Information Provided

•     For great ideas, there is always a willingness to share costs [between retailers and manufacturers] for improved shelf sets and merchandising. The costs are insignificant when compared to the potential lift in sales and profit growth we see … particularly when it accelerates consumer trade-up to our premium products.
•     We’re happy with how we are performing against our plan.
•     The better utilization of floor space and secondary placements leads a better shopping experience and increased customer loyalty.
•     From what I’ve seen, no change from Rayovac has materialized in the stores yet and the category continues to be very competitive. We continue to focus on brand building, not price and promotion … if others do the same, we would welcome it.

Blade/Razor — Frank Brophy

Good Afternoon and welcome to the Grooming Center within the Retail Innovation Lab.

Right now, you’re standing in the very space that will shape and define the future fortunes of the Gillette Company. Sound brash? …Maybe, but let’s consider the current environment. In the past, the growth of both Gillette and the Blade & Razor category has been driven by our success in launching innovative new products. Over the last 2 years, Gillette and our competitors have aggressively accelerated the speed at which new products have been introduced, and there are no signs of that pace slowing. Gillette’s future success will be determined by our ability to reshape the category and to have heightened impact with the Shopper. How do we do that? We need to make sure that the retail environment works as hard as all the other elements in our marketing mix? It is within this space that we will answer those questions. I look at this space as similar to NASA's Mission Control – it’s not where they design or build the rockets, but it is where strategy is planned and where the team guides the implementation of a successful mission. So now, you are thinking OK – we have a vision to reinvent retail, we have this great space, and we have a targeted completion date – How do we go from here to completion - How do we implement what we call, Power Solutions for Grooming? Power Solutions, our signature approach to Category Management is developed through a collaborative multifunctional team that includes representatives from both North America and our Global Business Unit and oversight by Senior Leaders of the Gillette Company.
In 2004, we focused on providing tools for our sales organization to evaluate and adjust assortment and space allocation by retailer. It also establishes some core merchandising principals based on qualitative and quantitative research with shoppers. I’ll show you some of those principals in action in just a minute. Moving forward, we will focus on dramatic improvements to visual presence and communication, aggressive changes in space allocation and brilliant off shelf display.

Alright, now let’s explore the space and introduce you to a few of the key merchandising principals.
On my left is the section with high shelves that is set up to replicate what you might see at a mass merchandiser. Over on my right is a lower gondola, which is more typical of what you might find in Drug accounts. We also have ample floor space where we can showcase free standing display, end-cap options and front- end recommendations. In the center is flexible space that we can tailor, depending on the retailer. Here we can highlight, on video or boards, topics such as consumer insights, research findings, shopper insights, or multi-cultural recommendations.
Let’s look at this section in more detail.

•     What Men and Women expect to find merchandised with B&R
•     All hair Removal in one section
•     Wet & Dry
•     Men and Women want separation
•     Physical separation provides opportunity to showcase
“What’s New”
•     Gillette at bulls-eye
•     Razors in middle (eye level)
•     Cartridge fixture - extra facing
•     Reduce baskets for disposables
•     Peg high-end disposables
•     Pre/ Post adjacencies
•     Starting to explore communication, education and color.

As you know, Gillette has a long heritage of successfully launching new, innovative products. PowerSolutions has helped us develop a platform that will allow us to continue as Best in Class on New Product Launches and Speed to Shelf.

Supplemental Information Provided

•     For great ideas, there is always a willingness to share costs [between retailers and manufacturers] for improved shelf sets and merchandising. The costs are insignificant when compared to the potential lift in sales and profit growth we see … particularly when it accelerates consumer trade-up to our premium products.

•     We’re happy with how we are performing against our plan … especially with our new product initiatives.
•     We’re running Blades and Razors in a business as usual manner. We’ve said before that we manage business momentum … and that’s the key determinant to launching new products.
•     We expect the shelf to prominently display any new product we introduce.

Personal Care — David Peters

Welcome to the Anti-Perspirant & Deodorant aisle. I am David Peters, Vice President of Marketing for Personal Care.

The APDEO category is one of the most important categories in the Health & Beauty section – with more than $2.5 billion in Sales and very healthy retailer margins.

It is also one of the most competitive battlegrounds in the store. With Gillette, Unilever, P&G and Colgate continually investing, the consumer has been inundated with a slate of new items – resulting in a cluttered category that is frankly not very enjoyable to shop.

Take a look for yourselves. As a shopper you can start to appreciate some of the challenges – just imagine yourself now as a Buyer. There are 4 major manufacturers and a number of smaller ones, more than 40 distinct Brands, 6 different Forms and typically over 300 unique skus in this small space. That makes this one of the most cluttered categories in the store. In fact, there are more items per linear square foot than Shampoo or Aspirin and nearly 3 times that of canned Soup!

APDEO was a category that is just begging for Leadership –and Gillette is out to make itself and our Retail Partners SMARTER, BETTER and DIFFERENT in the market place.

First, we focused on the big picture fundamentals to help our Retail Partners understand the role this category should play across their store – helping them to understand that APDEO is the perfect TRANSACTION builder and not a TRAFFIC builder.

TRAFFIC builders, like Milk, Soft Drinks or Bread, are generally frequently purchased items with broad penetration and expandable consumption. These types of items are worthy of continuous advertising, front page features and aggressive discounting.

APDEO is generally purchased only 4 times a year, is not an expandable consumption category, has fragmented brand penetration and does not generate dramatic incremental sales at very deep discounting.

Based on extensive Shopper Insights and quantitative Retail studies, we were able to demonstrate to our Retail Partners that they could actually increase Category sales by reducing the frequency and depth of discounting while redirecting their precious resources to other TRAFFIC building categories.

This is an example of a true win-win for the Retailers & Manufacturers as we can all redirect this typical “trade spending” to other brand building investments and activities.

We have also been able to employ a number of other Tools and Shopper Insights that can help to Drive Category Growth and enhance the Shopper experience.

For example, we have shown our Retail Partners that they can actually reduce skus by potentially up to 100 items and actually increase sales in the Category!

Of course you can also imagine all of the corresponding Cost Savings and Value Chain benefits of stocking 100 fewer items.

Shelf Management discipline is also an important lever for growth. The ideal Shelf Set is what you see here. It separates Male, Female and Unisex brands into distinctive segments to make it easier to find the shoppers brand of choice. It also calls for “Double Facing” top skus to protect against out-of-stocks and ensures the optimal amount of shelf space for Leadership Brands like Right Guard and Secret while maintaining the appropriate amount of space for other Impact and Variety Brands. Each of these individual Power Solutions insights has the potential to add incremental category sales growth once fully implemented at the Retailer.

Taking Power Solutions to the deepest level, we have also created an incredible quantitative sales ASSORTMENT tool. It uses consumer switching models to find duplicative items and taps into the consumer decision tree and sales data across all channels. We can look a Retailer in the eye and tell him if he discontinues an item, where that volume will go. How much volume will walk out their door? How much will stay? If it stays, will it trade up or down? For Retailers, this is powerful information. Power Solutions is faster, better and more complete than anything they have seen.

Finally, our Consumer wants new & better experiences & our Retailer Partners continue to demand Innovation that can drive growth and trade-up in the Category.

Gillette has continually led this challenge and 2005 will be no exception.

We have just launched TAG, an exciting new brand in the premium and rapidly expanding Body Spray segment. The initial launch results for TAG look great and we are on track to meet our aggressive budget and become a serious challenger to the AXE brand.

Another example of Incremental Innovation & Trade-Up is the transformation of our Power Stripe products to a better DRY TECH technology, bigger size and premium price.

These 2 new initiatives will fuel market share gains for Gillette in 2005 and will help drive Category growth for our Retailer Partners.

Thank you for taking your time to visit with us today. Now let’s walk down to the Oral Care section.

Supplemental Information Provided
•     We’re happy with how we are performing against our plan … especially with our new product initiatives.
•     We don’t question our competitors’ ability to capture emotional influence through advertising. My job is to enhance in-store execution.
•     Obviously Unilever and P&G will react to our entrance into body sprays ... you’ll have to ask them how.
•     Every category we sell in is highly competitive, and the body spray segment will be no exception. We think our offering has tremendous staying power.

Oral Care — Rick Anderson
Welcome to the Oral Care aisle

  98% of all North American Households use products from this aisle on a daily basis, BUT
  Less than 3% of all consumers shopping in a retail store actually buy something from this aisle on their weekly shopping trip.
  That number is even lower when it comes to toothbrushes. Only 8/10ths of 1% bought a toothbrush on their weekly shopping trip.
  When they do buy, 80% of them buy only 1 item from this wide array of products.
  Those that do buy are among the most valuable shoppers that a retailer has - spending 40% more per trip than the average consumer.

For us, these facts make the oral care category THE biggest opportunity in HBC!

Oral-B views the Gillette Retail Innovation Laboratory as a key part of our strategy to build value within the oral care section. The Innovation Lab supports our top priority - To Develop Our Core Business. By focusing our attention on what happens in the retail store, we will accelerate shopper conversion, build adjacency purchases and bring the most valuable shoppers back time after time. Our advantaged position in an advantaged category places us at the front of the pack when it comes to creating brand value within the HBC section of the store.

The space you see before you is our most current thinking around developing the Core. Within the last year, we have analyzed the merchandising strategies of over 25 top retailers. We have benchmarked the sales velocity and productivity of each and have identified the merchandising strategies that fuel the performance in the top tier. Through this robust analysis we have synthesized the data to support six key merchandising principles, we call Power Solutions.

Oral B's vision is to make our retail partners Smarter, Better, and More Productive merchants of oral care products for our shared base of consumers, and Power Solutions is the first step in the process to retail excellence.

The six merchandising principles outlined on the board are fully implemented in this retail environment, as well as with some of our top retail partners. The Innovation Lab, coupled with our work around efficient assortment and shelf layout, has allowed Oral-B to create and test our shopper-based strategies for growth.

I would like to take you through an example of how our shopper-based merchandising strategies are improving business results.

Through the insights generated from our Power Solutions initiative, we worked with a LARGE MASS MERCHANDISER to streamline their assortment of manual toothbrushes and to optimize the physical layout of the manual section. Through this process, Oral-B was able to increase our share of facings from 30 to 42%, and increase our share of items from 30 to 42%.

But retail reinvention is not only about what it does for our share but for what it does to the overall performance of the category. By rationalizing underperforming, under-supported brands, AND by adhering to the 6 merchandising principles I described earlier, this customer:

  reduced the total number of sku's by 10%,

  reduced the number of brands from 7 to 4,
  and placed the products to clearly communicate their good, better, best product assortment.

The results over the last 13 weeks have exceeded the customer’s expectations and have improved category performance dramatically.

  The average price for a manual toothbrush is up $0.06 due to trade-up and the initial results show that the overall in-aisle segment has increased 17%!!!

Although a healthy oral care category is the desired end result - it's especially rewarding when Oral-B wins in the process. Over the last 13 weeks, our value share of in-aisle manual toothbrushes as jumped 10 points versus YAGO. When the category wins, Oral-B wins.

CLOSING

We expect the Innovation Lab to continue to play a big role in creating shopper-based merchandising strategies that will grow the overall oral care category and drive Oral-B’s performance in the marketplace.

Thank you for your time and attention.

Supplemental Information Provided

•     For great ideas, there is always a willingness to share costs [between retailers and manufacturers] for improved shelf sets and merchandising. The costs are insignificant when compared to the potential lift in sales and profit growth we see … particularly when it accelerates consumer trade-up to our premium products.
•     We’re happy with how we are performing against our plan … especially with our new product initiatives.
•     I’ve just shown you how we’re driving our Oral Care business … and we feel very good about our process and the initiatives it’s driving. You’ll have to ask our competitors how they drive theirs.

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.